DynaMotive Energy Systems Corporation

                                FORM 6-K

                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          -----------------

                     REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO RULE 13a-16 or 15d-16 OF
                   THE SECURITIES EXCHANGE ACT OF 1934
                            FOR  July 22, 2004

                  DYNAMOTIVE ENERGY SYSTEMS CORPORATION
          (Exact name of Registrant as specified in its charter)

                          -----------------


                     Suite 105-1700 West 75th Avenue
                              Vancouver, BC
                              Canada V6P 6G2
                              (604) 267-6000
                  (Address of principal executive offices)

                           -----------------

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                       FORM 20-F  X    FORM 40-F
                                 ---             ---
[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                             YES         NO  X
                                 ---        ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable



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                                     FORM 27

                    MATERIAL CHANGE REPORT UNDER SECTION 85(1)
                     OF THE SECURITIES ACT (BRITISH COLUMBIA)


1. Reporting Issuer
   ----------------

      DynaMotive Energy Systems Corporation
      105-1700 West 75th Avenue
      Vancouver, BC V6P 6G2

      Tel. (604) 267-6013

2. Date of Material Change
   -----------------------

      July 21, 2004

3. Press Release
   -------------

      July 21, 2004

4. Summary of Material Change
   --------------------------

Vancouver, BC, Canada. July 21, 2004. DynaMotive Energy Systems Corporation (DynaMotive) (Nasdaq OTCBB: DYMTF) announced that construction has entered its final phase at the West Lorne Cogeneration plant, located at Erie Flooring and Wood Products in West Lorne, Ontario, 3 months after breaking ground. All major components have been received with mechanical, electrical and grid interconnection commissioning scheduled to begin in August. Pictures of the site are available at DynaMotive's website http://www.dynamotive.com.

Once in operation, the plant is expected to process up to 100 tonnes per day of biomass and to produce 70 tonnes of BioOil, 20 tonnes of char and 10 tonnes of non-condensable gases on a daily basis.

Fifty tonnes of BioOil per day will be utilized to fuel a gas turbine developed by Magellan Aerospace, Orenda Division, to produce up to 2.5 MWE of electricity -- enough to serve 2,500 households -- to meet the power requirements of Erie Flooring and to export electricity to Ontario's energy grid. Surplus heat generated by the turbine will produce up to 12,000 pounds of steam per hour for Erie Flooring's industrial operations.

The Company has entered into electricity and steam supply agreements with Erie Flooring and has received strong interest for the supply of surplus BioOil and char.

BioOil has been demonstrated to be a viable green house gas neutral alternative to natural gas and heating oil. The char produced has a high heating value with market applications in heat generation as well as briquette manufacturing.

5. Full Description of Material Change
   -----------------------------------

Please see attached press release


6. Reliance on Section 85(2) of the Act
   ------------------------------------

      N/A

7. Omitted Information
   -------------------

      N/A

8. Senior Officers
   ---------------

      The following senior officer of the Issuer is knowledgeable about the material change and maybe contacted by the Commission at the address and telephone number below.

      Richard C.H. Lin
      Chairman
      6996 Arbutus Street
      Vancouver, BC V6P 5S7
      (604) 267-6013

9. Statement of Senior Officer
   ---------------------------

      The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, B.C. as of the 21st day of July, 2004


                               DYNAMOTIVE ENERGY SYSTEMS CORPORATION


                                    (signed)  /s/ Richard Lin
                                              -------------------
                                               Richard Lin
                                               Chairman

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

DYNAMOTIVE ENERGY SYSTEMS CORPORATION            News Release - July 21st, 2004

         DynaMotive Enters Final Phase of Construction on West Lorne
           Cogeneration Plant Commissioning to Commence in August


Vancouver, BC, Canada. July 21, 2004. DynaMotive Energy Systems Corporation (DynaMotive) (Nasdaq OTCBB: DYMTF) announced that construction has entered its final phase at the West Lorne Cogeneration plant, located at Erie Flooring and Wood Products in West Lorne, Ontario, 3 months after breaking ground. All major components have been received with mechanical, electrical and grid interconnection commissioning scheduled to begin in August. Pictures of the site are available at DynaMotive's website http://www.dynamotive.com.

Once in operation, the plant is expected to process up to 100 tonnes per day of biomass and to produce 70 tonnes of BioOil, 20 tonnes of char and 10 tonnes of non-condensable gases on a daily basis.

Fifty tonnes of BioOil per day will be utilized to fuel a gas turbine developed by Magellan Aerospace, Orenda Division, to produce up to 2.5 MWE of electricity -- enough to serve 2,500 households -- to meet the power requirements of Erie Flooring and to export electricity to Ontario's energy grid. Surplus heat generated by the turbine will produce up to 12,000 pounds of steam per hour for Erie Flooring's industrial operations.

The Company has entered into electricity and steam supply agreements with Erie Flooring and has received strong interest for the supply of surplus BioOil and char.

BioOil has been demonstrated to be a viable green house gas neutral alternative to natural gas and heating oil. The char produced has a high heating value with market applications in heat generation as well as briquette manufacturing.

In other news, DynaMotive is the subject of an independent analysts report dated July 20, 2004 issued by Octagon Capital Corporation, a Toronto headquartered investment banking partnership. A copy of the report is available on request of DynaMotive.

DynaMotive is an energy systems company focused on the development of innovative energy solutions based on its patented fast pyrolysis system. Through the application of fast pyrolysis, DynaMotive unlocks the natural energy found in the world's abundant organic resources traditionally discarded by the agricultural and forest industries. DynaMotive's technology economically converts biomass into a renewable, environmentally friendly fuel. DynaMotive has successfully demonstrated conversion of these residues into fuel known as BioOil, as well as char.

 For more information on DynaMotive, please call:

Corporate Communications  Tel: (604) 267-6000
Toll Free (in North America):  1-877-863-2268        Fax:  (604) 267-6005
Email: investor@DynaMotive.com                 Website: www.DynaMotive.com

Forward Looking Statement
Statements in this news release concerning the company's business outlook or future economic performance; anticipated profitability, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under the Federal Securities Laws. Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, future capital needs, changes and delays in product development plans and schedules, customer acceptance of new products, changes in pricing or other actions by competitors, patents owned by the Company and its competitors, and general economic conditions, as well as other risks detailed in the Company's filings with the Securities and Exchange Commission.